UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
				(Amendment No. 2)

                           Lentuo International Inc.
                                (Name of Issuer)

                           American Depositary Shares
                         (Title of Class of Securities)

                                   526353107
                                 (CUSIP Number)

                               November 30, 2011
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 526353107


       1.    Names of Reporting Persons.

             DePrince, Race & Zollo, Inc.
	     59-3299598

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Incorporated in the State of Florida

      			     5.  Sole Voting Power: 273,249
Number of Shares
    			     6.  Shared Voting Power: 0
Beneficially Owned by
        		     7.  Sole Dispositive Power: 273,249
Each Reporting Person With:
     			     8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             273,249

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     4.20%

       12.   Type of Reporting Person

	     IA

Item 1. (a)  Name of Issuer: Lentuo International Inc.

        (b)  Address of Issuer's Principal Executive Offices:

	     A-18 Huagong Road
	     Guangqumenwai, Chaoyang District
	     Beijing F4 100124

Item 2. (a)  Name of Person Filing:

             DePrince, Race & Zollo, Inc.

        (b)  Address of Principal Business Office, or, if None, Residence:

             250 Park Ave South, Suite 250
	     Winter Park, FL 32789

        (c)  Citizenship:
             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities:
             American Depositary Shares

        (e)  CUSIP No.: 526353107

Item 3.  If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

	(a)  [ ] Broker or dealer registered under Section 15 of the Act.

	(b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

	(c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act.

	(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)  [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership

        (a)    Amount beneficially owned: 273,249

        (b)    Percent of Class: 4.20%

               This percentage is determined by dividing the number of shares beneficially owned by DePrince, Race & Zollo, Inc., 273,249, by the number of shares outstanding at May 31, 2011 of 6,500,000.

        (c)    Number of shares as to which such person has

	       (i)   Sole power to vote or to direct the vote:

		     273,249

	       (ii)  Shared power to vote or to direct the vote: 0

               (iii) Sole power to dispose or to direct the disposition of:

		     273,249

               (iv)  Shared power to dispose or to direct the disposition of:
		     0

Item 5.  Ownership of Five Percent or Less of a Class

         X

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 07, 2011
                                       DePrince, Race & Zollo, Inc.

                                       By: /s/ Angela Johnston
                                       --------------------------
                                       Name: Angela Johnston

                                       Title: Chief Financial Officer and
					      Chief Compliance Officer